UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No.__ _)*

Kapson Sr Quarters Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Cusip #
(485624100)


Check the following box if a fee is being
paid with this statement [   (A fee is
not required only if the filing person:
(1) has a previous statement on file
reporting beneficial ownership of more
than five percent of the class of
securities described in Item 1: and (2)
has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7).

*The remainder of this cover page shall
be filled out for a    reporting person's
initial filing on this form
with
respect to the subject class of
securities, and for any subsequent
amendment containing information which
would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities of that section of the Act
but shall be subject to all other
provisions of the Act (however, see the
Notes).



   CUSIP No. 485624100

13G
  Page __2___ of __8__ Pages






1. NAME OF REPORTING PERSON S.S. OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON





Sirach Capital Management, Inc. #91-
1418081





2. CHECK THE APPROPRIATE BOX IF A MEMBER

OF A GROUP*

(a)  [ ]
 (b)  [X]

3. SEC USE ONLY













4. CITIZENSHIP OR PLACE OF ORGANIZATION













Sirach Capital Management, Inc. is a
Washington State Corporation and
Investment Advisor.






The principal location is 3323 One Union
Square,
Seattle, Washington 98101




5.SOLE VOTING POWER

Unless specified otherwise by clients, we

have voting authority. 730,300





6.SHARED VOTING POWER

We have no shared voting power specified by clients.
 -0-





7. SOLE DISPOSITIVE POWER

We have sole authority to dispose or direct disposition. 730,300


8.SHARED DISPOSITIVE POWER


We have no shared power to dispose or direct disposition.



 -0-


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON





730,300 shares beneficially owned.





10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)

EXCLUDES CERTAIN SHARES*

















N/A









11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
9

9.4844  %


12. TYPE OF REPORTING PERSON*





IA, Co.



INSTRUCTIONS FOR SCHEDULE 13G Instructions for Cover
Page (1)  Names and Social Security Numbers of
Reporting Persons Furnish the full legal name of each
person for whom the report is filed - i.e., each person
required to sign the schedule itself including each
member of a group.  Do not include the name of a person
required to be identified in the report but who is not
a reporting person.  Reporting persons are also
requested to furnish their Social Security or I.R.S.
identification numbers, although disclosure of such
numbers is voluntary, not mandatory (see "SPECIAL
INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G," below).
(2)  If any of the shares beneficially owned by a
reporting person are held as a member of a group and
such membership is expressly affirmed, please check row
2(a). If the membership in a group is disclaimed or the
reporting person describes a relationship with other
persons but does not affirm the existence of a group,
please check row 2(b) [unless a joint filing pursuant
to Rule 13d-1(e)(1) in which case it may not be
necessary to check row 2(b)].
(3)  The third row is for SEC internal use; please
leave blank.
(4)  Citizenship or Place of Organization - Furnish
citizenship if the named reporting person is a natural
person.  Otherwise, furnish place or organization. (5)-
(9), (11)  Aggregate Amount Beneficially owned by Each
Reporting Person, Etc. -Rows (5) through (9) inclusive,
and (11) are to be completed in accordance with the
provisions of Item 4 of Schedule 13G.  All percentages
are to be rounded off to the nearest tenth (one place
after decimal point).
(10) Check if the aggregate amount reported as
beneficially owned in row (9) does not include shares
as to which beneficial ownership is disclaimed pursuant
to Rule 13d-4 [17 CFR 240.13d4] under the Securities
Exchange Act of 1934.
(12) Type of Reporting Person - Please classify each
"reporting person" according to the following breakdown
(see Item 3 of Schedule 13G) and place the appropriate
symbol on the form:
     Category  Symbol
     Broker Dealer  BD
     Bank BK
     Insurance Company   IC
     Investment Company  IV
     Investment Adviser  IA
Employee Benefit Plan, Pension Fund, or Endowment Fund
        EP
     Parent Holding Company   HC
     Corporation    CO
     Partnership    PN
     Individual     IN
     Other     OO
Notes:
 Attach as many copies of the second part of the cover
page as are needed, one reporting person per page.
     Filing persons may, in order to avoid unnecessary
duplication, answer items on the schedules (Schedule
13D, 13G or 14D-1) by appropriate cross references t an
item or items on the cover page(s).  This approach may
only be used where the cover page item or items provide
all the disclosure required by the schedule item.
Moreover, such a    use of a cover page item will
result in the item
becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size
(Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

 Under Sections 13(d), 13(g), and 23 of the Securities
Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
    Disclosure of the information specified in this
schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities.
This statement will be made a matter of public record.
Therefore, any information given will be available for inspection by any member of the public.
   Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social
Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
 Failure to disclose the information requested by this schedule, except for Social Security or I.R.S.
identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder. GENERAL INSTRUCTIONS
A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.
B. Information contained in a form which is required to be filed by rules under section 13(f)(15 U.S.C. 78m(f) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.
C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item.
If an item is inapplicable or the answer is in the negative, so state.

Item 1.
     (a)  Name of Issuer
 (b)  Address of Issuer's Principal Executive Offices
Item 2.
     (a)  Name of Person Filing

(b)  Address of Principal Business Office or, if none,
Residence

     (c)  Citizenship

     (d)  Title of Class of Securities

     (e)  CUSIP Number

Item 3.   If this statement is filed pursuant to Rule
13d-
1(b),
check whether the person      filing is a:
     (a)  [   ] Broker or Dealer registered under
Section 15 of
the Act.
  (b)  [   ] Bank as defined in section 3(a)(6) of the
Act.
   (c)  [   ] Insurance Company as defined in section
3(a)(19) of the Act.

     (d)  [   ] Investment Company registered under
section
8
of the Investment Company Act.

     (e)  [   ] Investment Adviser registered under
section
203
of the Investment Advisers Act of 1940.
   (f)  [   ] Employee Benefit Plan, Pension Fund which
is subject to the provisions of the Employee Retirement
Income Security Act of 1974 or Endowment Fund; see
240.13d 1(b)(1)(ii)(F).

    (g)  [   ] Parent Holding Company, in accordance
with
240.13d-1(b)(ii)(G) (Note: See Item
7).
 (h)  [   ] Group, in accordance with
                240.13d
a(b)(1)(ii)(H).
Item 4.   Ownership
     If the percent of the class
owned, as of December 31 of the year
covered by the statement, or as of the
last day of any month described in
Rule 13d-1(b)(2), if applicable,
exceeds five percent, provide the
following information as of that date
and identify those shares which there
is a right to acquire.
     (a)  Amount Beneficially Owned
     (b)  Percent of Class




     (c)  Number of shares as to which
     such person has: (i) sole power
     to vote or to direct the vote.
     (ii) shared power to vote or to
     direct the vote.
(iii)     sole power to dispose or to
direct the
disposition
of.
(iv) shared power to dispose or to
direct the disposition of.

Instruction:  For computations
regarding securities which represent a
right to acquire an underlying
security see Rule 13d 3(d)(1).

Item 5.   Ownership of Five Percent or
Less of a Class
  If this statement is being filed to
            report the fact
that as of the date hereof the
reporting person has ceased to be the
beneficial owner of more than five
percent of the class of securities,
check the following . Instruction:
Dissolution of a group requires a
response to this item.
Item 6.   Ownership of More than Five
Percent on Behalf
of
Another Person.
    If any other person is known to
have the right to receive or the power
to direct the receipt of dividends
from, or the proceeds fro the sale of,
such securities, a statement to that
effect should be included in response
to this item and, if such interest
relates to more than five percent of
the class, such person should be
identified.  A listing of the
shareholders of an investment company
registered under the Investment
Company Act of 1940 or the
beneficiaries of employee benefit
plan, pension fund or endowment fund
is not required.

Item 7.   Identification and
Classification of the
Subsidiary Which Acquired the Security
Being Reported on By the Parent
Holding Company.
     If a parent holding company has
filed this schedule, pursuant to Rule
13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit
stating the identity and the Item 3
classification of the relevant
subsidiary.  If a parent holding
company has filed this schedule
pursuant to Rule 13d1(c), attach an
exhibit stating the identification of
the relevant subsidiary.
Item 8.   Identification and
Classification of Members of
the Group
  If a group has filed this schedule
         pursuant to Rule 13d
1(b)(ii)(H), so indicate under Item
3(h) and attach an exhibit stating the
identity and Item 3 classification of
each member of the group.  If a group
has filed this schedule pursuant to
Rule 13d-1(c), attach an exhibit
stating the identity of each member of
the group.

Item 9.   Notice of Dissolution of
Group
 Notice of dissolution of a group may
be furnished as an exhibit stating the
date of the dissolution and that all
further filings with respect to
transactions in the security reported
on will be filed, if required, by
members of the group, in their
individual capacity.  See Item 5.
Item 10.  Certification
 The following certification shall be
            included if the
statement is filed pursuant to Rule
13d-1(b):
     By signing below I certify that,
to the best of my knowledge and
belief, the securities referred to
above were acquired in the ordinary
course of business and were not
acquired for the purpose of an do not
have the effect of changing or
influencing the control of the issuer
of such securities and were not
acquired in connection with or as a
participant in any transaction having
such purposes or effect.
SIGNATURE
     After reasonable inquiry and to
the best of my knowledge and belief, I
certify that the information set forth
in this statement is true, complete
and correct.
     _________________________________
     ______________ Date

______________________________________
               _________
     Signature
     Brenda S. Larson/Compliance
     Associate
     _________________________________
     ______________ Name/Title


The original statement shall be signed
by each person on whose behalf the
statement is filed or his authorized
representative.  If the statement is
signed on behalf of a    person by his
authorized representative other than
an
executive officer or general partner
of the filing person, evidence of the
representative's authority to sign on
behalf of such person shall be filed
with the statement, provided, however,
that a power of attorney for this
purpose which is already on file with
the Commission may be incorporated by
reference.  The name and any title of
each person who signs the statement
shall be typed or printed beneath his
signature.

Note:  Six copies of this statement,
including all exhibits, should be
filed with the Commission.

Attention:  Intentional misstatements
or omissions of fact constitute
Federal criminal violations (See 18
U.S.C. 1001)


Item 1.
     (a)  Kapson Sr Quarters Corp.
     (b)  242 Crossways Park West
          Woodbury, NY 11797
Item 2.
     (a)  Sirach Capital Management,
Inc.

     (b)  3323 One Union Square,

     Seattle, Washington 98101 (c)

     A Washington State Corporation

     and Investment Advisor.

     (d)  Common Stock.

     (e)  Cusip #  485624100

Item 3.
     (a)  N/A
     (b)  N/A
     (c)  N/A
     (d)  N/A
     (e)  Yes
     (f)  N/A
     (g)  N/A
     (h)  N/A

Item 4.
   (a)  Amount Beneficially Owned is
9.4844%

     (c)
     (i)  730,300
     (ii) -0-
     (iii)      730,300

Item 5.   N/A
Item 6.   N/A.
Item 7.   N/A.
Item 8.   N/A.
Item 9.   N/A.
Item 10.  See other side for

certification.

SEC 1745 (10-88)    Page 1 of 8 pages

































Page 5 of 8 pages

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 8 pages

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